Form 10-K/A, Exhibit 13
period 1996-12-31
SC BANCORP
filed 1997-05-09
CIK 351617

                                  EXHIBIT 13.1



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion provides information about the results of operations, financial condition, liquidity and capital resources of SC Bancorp and its subsidiary, Southern California Bank (together, the "Company"). This information should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto. Reference is also made to Item 1. of the Company's Annual Report on Form 10-K which provides additional financial information regarding the Company. Copies of the Form 10-K are available without charge on written request directed to Southern California Bank, Finance Department, P.O. Box 588, La Mirada, CA 90637-0588.

RESULTS OF OPERATIONS

The Company reported net income for the years ended December 31, 1996, 1995 and 1994 of $4.5 million, $869,000 and $2.7 million, respectively. Current year net income reflects the full realization of reductions in ongoing operating expenses resulting from the restructuring program commenced in the third quarter of 1995 ("1995 Restructuring"), and increased interest income attributable to a 23% increase in average loan balances over the prior year. Net income for 1995 reflects approximately $1.7 million of restructuring charges and losses pretax, and a $600,000 additional loan loss provision related to selected commercial real estate loans. Net income for 1994 includes a $448,000 gain on the sale of the Company's headquarters building, a $215,000 gain on the sale of loans, and a $850,000 reversal of previously-recorded allowance for possible loan losses.

Net interest income increased to $23.2 million for the year ended December 31,1996 from $21.4 million for 1995 and $20.1 million for 1994. The increase is primarily due to higher average loan balances. Average loan balances increased to $321.8 million for 1996 from $261.6 million for 1995 and $203.5 million for 1994. The $58.1 million increase in average loan balances in 1995 over 1994 is largely attributable to the purchase of $72.4 million in loans from Independence One Bank of California, F.S.B. ("IOBC") on April 30, 1995.

The Company's net interest margin (net interest income expressed as a percentage of average interest-earning assets) increased to 5.58% for the year ended December 31, 1996 from 5.30% for 1995. The net interest margin for 1994 was 5.75%. The increase in the net interest margin for 1996 can be attributed to the increase in loans as a percentage of total earning assets compared to lower yielding investment securities. The Company's cost of funds for 1996 decreased by approximately 12 basis points from 1995 due to the managed reduction in higher-rate certificate of deposit balances raised prior to the IOBC transaction. Other interest expense in 1995 included a $408,000 nonrecurring adjustment recorded on the Company's deferred compensation plans. Despite the reduction from the prior year, the Company's overall cost of funds for 1996 remains above 1994 levels due to increased competition for deposits in the Company's market area. The decrease in net interest margin in 1995 compared to 1994 is largely due to the increased interest expense associated with the certificate of deposit program that provided funding for the IOBC transaction, and to the previously-mentioned deferred compensation interest adjustment.

Noninterest income was $5.2 million, $5.0 million and $6.7 million for the years ended December 31, 1996, 1995 and 1994, respectively. A modest decrease in service charge income in 1996 from the prior year was largely offset by an increase in other deposit related fees. Noninterest income for 1995 includes a $620,000 loss on the sale of available-for-sale investment securities and a $407,000 benefit payment received on a corporate-owned life insurance policy. Noninterest income decreased in 1995 compared to 1994 due to the nonrecurring gains on asset sales discussed above, and to reductions in merchant bankcard fee income. The Company's merchant bankcard activity decreased following the departure of its largest bankcard customer during the third quarter of 1994.

Noninterest expense decreased to $21.2 million for the year ended December 31, 1996 from $22.3 million for the year ended December 31, 1995, excluding 1995 restructuring charges of $948,000, and $23.8 million for the year ended December 31, 1994. Occupancy expense for 1996 decreased by $815,000, net of restructuring charges, from the prior year following the sale of two branches and the consolidation of a third branch in conjunction with the 1995 Restructuring. FDIC insurance expense decreased by $445,000 in 1996 compared to 1995 due to reductions in the FDIC assessment rate. The reductions in 1996 noninterest expense were partially offset by a $388,000 increase in professional and legal fees. The decrease in noninterest expense in 1995 compared to 1994 occurred primarily in occupancy, OREO, merchant bankcard and FDIC insurance expense.

FINANCIAL CONDITION

Total assets increased to $476.0 million at December 31, 1996 from $461.8 million at December 31, 1995 and $398.6 million at December 31, 1994. Gross loans increased 9.8% to $347.9 million from $316.8 million at December 31,1995. Total deposits at December 31, 1996 were $415.3 million, a $8.5 million increase from $406.8 million at year-end 1995, despite the sale or consolidation of three branches in the first quarter of 1996. The increase in loan balances at December 31, 1995 compared to December 31, 1994 is largely due to the purchase of loans from IOBC, and to SBA loan purchases completed during the fourth quarter of 1995. The increase in deposit balances for the same period reflects the acquisition of deposits from IOBC and the deposits raised through a promotional certificate of deposit program run during the first quarter of 1995.

The following table provides a summary comparison of assets and liabilities in the Company's consolidated balance sheets and the percentage distribution of these items for the dates indicated:


-------------------------------------------------------------------------------------------------------------------
 December 31,                                                1996                  1995                 1994
-------------------------------------------------------------------------------------------------------------------
 (DOLLARS IN THOUSANDS)                               Balance      %        Balance       %      Balance       %
-------------------------------------------------------------------------------------------------------------------
 ASSETS
 Cash and cash equivalents                          $  33,768     7.1%     $  29,088     6.3%   $  31,118     7.8%
 Investment securities                                 76,590    16.1%        94,030    20.4%     131,881    33.1%
 Loans, net                                           342,228    71.9%       310,576    67.3%    202,0725     0.6%
 Premises and equipment, net                            7,740     1.6%         9,734     2.1%      10,254     2.6%
 Other real estate owned, net                             536     0.1%         2,073     0.4%       5,837     1.5%
 Accrued interest receivable                            3,931     0.8%         4,297     0.9%       4,330     1.1%
 Other assets                                          11,220     2.4%        11,981     2.6%      13,063     3.3%
-------------------------------------------------------------------------------------------------------------------
     TOTAL ASSETS                                   $ 476,013   100.0%     $ 461,779   100.0%   $ 398,555   100.0%
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

 LIABILITIES and SHAREHOLDERS' EQUITY
 Deposits
     Noninterest-bearing deposits                   $ 125,903    26.4%     $ 130,378    28.2%   $ 118,020    29.6%
     Interest-bearing demand & savings deposits       144,190    30.3%       130,301    28.2%     147,552    37.0%
     Time certificates of deposit                     145,233    30.5%       146,132    31.7%      74,367    18.7%
-------------------------------------------------------------------------------------------------------------------
                      Total deposits                  415,326    87.2%       406,811    88.1%     339,939    85.3%
-------------------------------------------------------------------------------------------------------------------

 Borrowed funds and other
     interest-bearing liabilities                       8,096     1.7%         6,407     1.4%       13,77    13.5%
 Accrued interest payable and other liabilities         2,672     0.6%         3,049     0.6%       3,001     0.7%
 Total Shareholders' Equity                            49,919    10.5%        45,512     9.9%      41,844    10.5%
-------------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES
         and SHAREHOLDERS' EQUITY                   $ 476,013   100.0%     $ 461,779   100.0%   $ 398,555   100.0%
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Nonaccrual loans increased to $2.8 million, or .082%, of total loans at December 31, 1996 from $1.4 million, or 0.44%, of total loans at December 31, 1995. The increase in nonaccrual loans in 1996 is primarily due to one real estate loan. Nonaccrual loans were $1.6 million, or 0.78%, of total loans at December 31, 1994. Net loan charge-offs were $317,000, or 0.10%, of average outstanding loans for 1996, a decrease from $1.7 million, or 0.67%, of average loans for 1995, and $4.6 million, or 2.28%, of average loans for 1994. The decrease in net charge-offs reflects the continued improvement in the quality of the Company's loan portfolio.

LIQUIDITY

Liquidity management involves the Company's ability to meet the cash flow requirements of its customers who may be depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. The

Company's liquid assets consist of cash and cash equivalents and investment securities, excluding those pledged as collateral. The Company has established policy guidelines to support the sound management of its liquidity position based on regulatory guidance and industry practice. It is the Company's policy to maintain a liquidity ratio (liquid assets to liquid liabilities) of between 20% and 40%, and to limit gross loans to no more than 85% of deposits. At December 31,1996, the Company's ratios were within these guidelines: the liquidity ratio was 21.64% and the loan to deposit ratio was 83.59%.

The Company maintains short-term sources of funds to meet periodic planned and unplanned increases in loan demand and deposit withdrawals and maturities. The initial source of liquidity is the excess funds sold daily to other banks in the form of Federal funds. Besides cash and cash equivalents, the Company holds investment securities classified as available-for-sale. Available-for-sale securities can be sold in response to liquidity needs or used as collateral under reverse repurchase agreements. While the Company currently has no plans to liquidate securities in the portfolio, it has sold securities in previous years. The likelihood that securities would be sold in the future and the potential for losses to be realized remains uncertain. In the event that securities held as available-for-sale were sold at a loss, any loss would be reflected in the results of operations on an after-tax basis. However, there would be no expected impact on the Company's financial condition, given that the securities are carried at their estimated fair value, net of any unrealized loss. The unrealized loss on available-for-sale securities increased to $1.5 million at December 31, 1996 from $1.3 million at December 31, 1995.

The Company's liquid assets were $89.3 million at December 31,1996 compared to $101.2 million at December 31, 1995. Liquid assets have decreased due to the use of proceeds received from the sale and maturity of investment securities to fund loan growth.

Secondary sources of liquidity include reverse repurchase arrangements to borrow cash for short to intermediate periods of time using the Company's available-for-sale securities as collateral, Federal funds lines of credit that allow the Company to temporarily borrow an aggregate of up to $30.0 million from three commercial banks, and a $6.5 million line of credit with the Federal Home Loan Bank ("FHLB") collateralized by mortgage loans. At December 31,1996, the Company had unpledged securities with a fair value of approximately $53.6 million that could be used for reverse repurchases. Federal funds arrangements with correspondent banks are subject to the terms of the individual arrangements and may be terminated at the discretion of the correspondent bank. The largest amount borrowed during 1996 through reverse repurchase arrangements, Federal funds lines, and FHLB lines was $20.5 million, $8.8 million and $1.0 million, respectively.

CAPITAL RESOURCES

The Company and its bank subsidiary are subject to risk-based capital regulations adopted by the federal banking regulators in January 1990. These guidelines are used to evaluate capital adequacy, and are based on an institution's asset risk profile and off balance sheet exposures, such as unused loan commitments and standby letters of credit. The regulations require that a portion of total capital be core, or Tier 1, capital consisting of common shareholders' equity and perpetual preferred stock, less goodwill and certain other deductions, with the remaining, or Tier 2, capital consisting of other elements, primarily subordinated debt, mandatory convertible debt, and grandfathered senior debt, plus the allowance for loan losses, subject to certain limitations. As of December 1992, the risk-based capital rules were further supplemented by a leverage ratio, defined as Tier 1 capital divided by quarterly average assets after certain adjustments. The minimum leverage ratio is 3 percent for banking organizations that do not anticipate significant growth and have well-diversified risk (including no undue interest rate exposure), excellent asset quality, high liquidity, and good earnings. Other banking organizations not in this category are expected to have ratios of at least 4 to 5 percent, depending on their particular condition and growth plans. Higher capital ratios can be mandated by the regulators if warranted by the particular circumstances or risk profile of a banking organization. In the current regulatory environment, banking companies must stay well-capitalized, as defined in the banking regulations, in order to receive favorable regulatory treatment on acquisitions and favorable risk-based deposit insurance assessments. Management seeks to maintain capital ratios in excess of the regulatory minimums. As of December 31,1996, the capital ratios of the Company and the Bank exceeded the well-capitalized thresholds prescribed in the rules.

The following table sets forth the risk-based and leverage capital ratios for the Company and the Bank at December 31, 1996:


                                         Company                          Bank
---------------------------------------------------------------------------------------------
 (DOLLARS IN THOUSANDS)          Amount            %            Amount            %
---------------------------------------------------------------------------------------------
 Leverage ratio                 $  47,166         9.97%       $  44,970          9.51%
       Regulatory minimum          18,917         4.00%          18,908          4.00%
       Excess                      28,249         5.97%          26,062          5.51%
 Risk-based ratios
       Tier 1 capital           $  47,166 (a)    11.20% (b)   $  44,970 (a)     10.68% (c)
       Tier 1 minimum              16,850         4.00% (d)      16,838          4.00% (d)
       Excess                      30,316         7.20%          28,132          6.68%

       Total capital            $  52,113 (e)    12.37% (b)   $  49,917 (e)     11.86% (c)
       Total capital minimum       33,700         8.00%          33,676          8.00%
       Excess                      18,413         4.37%          16,241          3.86%
---------------------------------------------------------------------------------------------

 (a) Includes common shareholders' equity (excluding unrealized losses on available-for-sale securities) less goodwill. The Tier 1 capital ratio is adjusted for the disallowed portion of deferred tax assets, if applicable.

 (b) Risk-weighted assets of $421.2 million were used to compute these percentages.

 (c) Risk-weighted assets of $420.9 million were used to compute these percentages.

 (d) Insured institutions, such as the Bank, must maintain a leverage ratio of 4% or 5%, a Tier 1 capital ratio of at least 4% or 6%, and a Total capital ratio of at least 8% or 10% in order to be categorized adequately capitalized or well-capitalized, respectively.

 (e) Tier 1 capital plus the allowance for loan losses, limited to 1.25% of total risk-weighted assets.